Pegasi Energy Resources Corporation
218 N. Broadway, Suite 204
Tyler, Texas 75702

July 23, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:	Loan Lauren P. Nguyen, Legal Branch Chief Division of Corporation Finance Karina V. Dorin, Esq.

Re:	Pegasi Energy Resources Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed June 22, 2015 File No. 333-203943

Ladies and Gentlemen:

On behalf of Pegasi Energy Resources Corporation (the “Company”), I am writing to respond to the comment letter of the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”), dated July 1, 2015, relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-203943) (the “Registration Statement”) filed with the SEC on June 22, 2015 in connection with the registration for resale of up to 38,958,344 shares of the Company’s common stock by the selling stockholders named in the Registration Statement.

The Company has revised the Registration Statement in response to Staff’s comments and, concurrently with this letter, is filing a Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which incorporates the revisions discussed in this letter and makes certain updates to the Registration Statement.

Set forth below are the responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 2. References throughout this letter to “we,” “us” and “our” are to the Company.

General

1.
We note your response to prior comment 5. Please clarify that your registration fee table includes common stock issuable upon conversion of interest paid on the convertible notes. In addition, please disclose that the shares of common stock registered are based on a conversion price of $0.09.

Securities and Exchange Commission
July 23, 2015

Response:

We have revised the first two sentences of footnote #1 to the registration fee table to state:

“Includes shares of our common stock, par value $0.001 per share, which may be offered pursuant to this registration statement, which shares are issuable upon exercise of warrants and conversion of principal and accrued interest on notes held by the selling stockholders.  The number of shares registered upon conversion of the notes is based on a conversion price of $0.09 per share, which is the minimum conversion price pursuant to the conversion price formula in the notes, and includes such number of shares based on one year of accrued interest on the notes.”

2.
We note your response to prior comment 8. Please revise your tabular disclosure to reflect the conversion price that is the basis for beneficial ownership determination prior to the offering and the basis for the shares offered in the offering.

Response:

We have revised the selling stockholder table and footnote #1 and #2 thereto in the Registration Statement, on pages 60 and 61, whereby we added a reference to footnote #1 to the second column (Shares of Common Stock Beneficially Owned Before this Offering) and changed footnote #1 and #2 to read as follows:

(1)
The number of shares beneficially owned before the offering includes shares of common stock issuable upon conversion of the Notes, based on a conversion price of $0.12 per share, which is the conversion price of the Notes had the holders converted as of July 21, 2015.  Applicable percentage ownership before the offering is based on 70,539,499 shares of common stock outstanding as of July 21, 2015.  Applicable percentage ownership after the offering is based on 109,497,843 shares of common stock, which includes the 23,333,339 shares of common stock issuable upon conversion of the Notes (based on a conversion price of $0.09 per share, which is the minimum conversion price pursuant to the conversion price formula in the Notes, and includes such number of shares based on one year of accrued interest on the Notes) and 15,625,005 shares of common stock issuable upon exercise of the Warrants to purchase common stock registered pursuant to this prospectus.

(2)
Represents shares of common stock issuable upon conversion of the Notes (based on a conversion price of $0.09 per share, which is the minimum conversion price pursuant to the conversion price formula in the Notes, and includes such number of shares based on one year of accrued interest on the Notes) and exercise of the Warrants.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ JONATHAN WALDRON
Jonathan Waldron
Chief Financial Officer

Cc:   Marc J. Ross, Esq.
James M. Turner, Esq.